VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alan Campbell

Re:	Aprea Therapeutics, Inc. (the “Company”) Registration Statement on Form S-3 Filed February 20, 2026

File No. 333-293609

Dear Mr. Campbell:

This letter is submitted on behalf of the Company in response to the Staff’s comment letter dated February 24, 2026 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

Staff Comment 1. We note that you filed this registration statement more than 45 days after the end of your fiscal year. As such, you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X. Please revise to include audited financial statements for the fiscal year ended December 31, 2025.

Company Response. The Company respectfully advises the Staff that the Company has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, on March 16, 2026. As a result, the audited financial statements for the fiscal year ended December 31, 2025, are now on file with the Commission and incorporated by reference into the Registration Statement in accordance with the incorporation by reference provisions of the Registration Statement.

The Company respectfully believes that the filing of the Form 10-K addresses the Staff’s comment. The Company acknowledges the Staff may have further questions and will respond promptly to any additional comments.

Please do not hesitate to contact the undersigned at 206-839-4831with any questions.

Sincerely,

Patrick O’Malley, Esq.
Partner
DLA Piper LLP US

cc: Oren Gilad
cc: John Hamill